SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended: December 31, 2002

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from to

Commission File Number: 0-22256

MONACO COACH CORPORATION 401(K) PLAN
(Full title of the Plan)

MONACO COACH CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way Coburg, OR 97408
(Address of principal executive office)

Monaco Coach Corporation 401(k) Plan

Table of Contents

Report of Independent Accountants

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2002
Notes to Financial Statements

Supplemental Schedule: *
Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002

Signatures

Exhibits:
23.1	Consent of Independent Accountants
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*      Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Monaco Coach Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation 401(k) Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 18, 2003

Monaco Coach Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
ASSETS
Cash and cash equivalents	$615,350	$886,133
Investments, at fair value:
Investment funds	55,949,301	61,182,584
Participant loans	2,493,573	2,314,232
Receivables:
Employer’s contributions	747,272	629,966
Participant contributions	197	—
Accrued interest	778	1,565
Total assets	59,806,471	65,014,480

LIABILITIES

Accrued administrative expenses	—	1,985
Net assets available for benefits	$59,806,471	$65,012,495

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions:
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(7,623,042)
Interest and dividends	477,868
Participant rollover from other plans	311,986
(6,833,188)
Contributions:
Participant	5,046,184
Employer	747,272
Total reductions	(1,039,732)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,038,516
Administrative expenses	127,776
Total deductions	4,166,292

Net decrease	(5,206,024)

Net assets available for benefits:
Beginning of year	65,012,495

End of year	$59,806,471

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan
Notes to Financial Statements

1.              Description of Plan

The following brief description of Monaco Coach Corporation 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the Company) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Voluntary wage reduction may be elected by employees.  These pre-tax reductions are contributed to the Plan by the employee and may range from 1% to 25% of the employee’s pre-tax earnings.  The Company will contribute a 25% match of participants’ contributions up to the first 4% of the participants’ compensation reduction, if the Company has a net profit before such contributions at year end.  Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis.  All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

Participant rollovers from other plans

Participants may rollover balances from other 401(k) plans into this Plan immediately.

Participant accounts

Individual accounts are maintained for each participant by the Plan trustee, KeyTrust Company (the Trustee).  Participants may designate that their contributions and account balances be invested in any combination of seven investment alternatives or in the Company’s stock.  Some participants have balances in Harley-Davidson, Inc. stock, which is non-participant directed and therefore additional contributions cannot be made to this fund.  Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and rollover balances, as well as the employer match and any discretionary contributions.

Participant loans

The Plan document contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of any outstanding loans not to exceed $50,000.  Interest on such loans is equal to 1% above the trustee’s national prime rate (5.25% at December 31, 2002).  Principal and interest is paid through weekly payroll deductions.  Interest is credited to the participant’s account.

Payment of benefits

On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or roll the balance of the account into a different plan.  If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the balance in the Plan.  On death or retirement, a participant may elect to receive either a lump sum equal to the value of the participant’s vested interest in his or her account, or annual installments according to the Plan’s provisions.

2.              Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period.  On an on-going basis, the Plan evaluates its estimates, including contingencies and litigation.  The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Risks and uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments valuation and income recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Harley-Davidson, Inc. common stock and Monaco Coach Corporation common stock are valued at quoted market prices.  Participant notes receivable are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin.  Purchases and sales of securities are reflected on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

3.              Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2002	2001
MaGIC+Fund, 970,213 and 815,475 shares, respectively	$15,554,753	$12,437,305
American Balanced Fund, 357,915 and 307,036 shares, respectively	5,161,139	4,866,513
Fidelity Contra Fund, 190,367 and 174,642 shares, respectively	3,384,037	3,451,308
Victory Value Stock Fund, 501,655 and 481,824 shares, respectively	4,825,925	6,042,075
Janus Enterprise Fund, 105,396 shares	—	3,372,673
Harley-Davidson Incorporation, 418,022 and 467,494 shares, respectively *	19,308,364	25,384,226

*      Non-participant directed.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($7,623,042) as follows:

Mutual funds	$(3,339,650)
Common stock	(4,283,392)
$(7,623,042)

4.              Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2002	2001
Net assets:
Common stock	$19,308,364	$25,384,226
Cash and cash equivalents	615,350	886,133
Accrued interest	778	1,565
	$19,924,492	$26,271,924

Year ended December 31, 2002
Changes in net assets:
Dividends	$66,624
Net depreciation	(3,546,683)
Benefits paid to participants	(1,351,785)
Transfers to participant-directed investments	(1,456,288)
Administrative expenses	(59,300)
$(6,347,432)

5.              Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. At times, balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

6.              Tax Status

On May 1, 2002, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a).

7.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts.

8.              Related-Party Transactions

 Certain Plan investments are shares of mutual funds managed by KeyTrust Company.  KeyTrust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $127,776 for the year ended December 31, 2002.

Supplemental Schedule

Monaco Coach Corporation 401(k) Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

		Description of investment
Identity of issue	Shares	Rate of interest	Maturity	Historical cost	Current value
KeyTrust Company*
MaGIC+Fund	970,213	N/A	N/A	$13,059,160	$15,554,753
American Balanced Fund	357,915	N/A	N/A	5,469,296	5,161,139
Fidelity Contra Fund	190,367	N/A	N/A	3,427,750	3,384,037
Victory Value Stock Fund	501,655	N/A	N/A	7,346,542	4,825,925
Janus Overseas Fund	102,206	N/A	N/A	2,455,777	1,562,731
Janus Enterprise Fund	117,801	N/A	N/A	5,959,270	2,703,534
Victory Stock Index	26,132	N/A	N/A	1,028,491	730,276
Common stock:
Monaco Coach Corporation	164,302	N/A	N/A	2,433,451	2,718,542
Harley-Davidson, Inc.	418,022	N/A	N/A	1,410,897	19,308,364
				42,590,634	55,949,301
Participant loans		Prime rate plus 1% (5.25%)	Various	2,493,573	2,493,573

Cash and cash equivalents		N/A	N/A	615,350	615,350

				$45,699,557	$59,058,224

*       Represents party-in-interest

SIGNATURES

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2003	MONACO COACH CORPORATION 401(K) PLAN

	By:	/s/ P. Martin Daley
P. Martin Daley
Vice President and Chief Financial Officer